

Mail Stop 7010

October 14, 2008

via U.S. mail and facsimile

Ms. Cathy A. Persin
Chief Financial Officer
Voyager Petroleum, Inc.
123 East Ogden Ave., Suite 102A
Hinsdale, IL 60521

> **RE: Voyager Petroleum, Inc.**
> **Form 10-KSB for the Fiscal Year ended December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-KSB/A#1 for the Fiscal Year ended December 31, 2007**
> **Filed October 6, 2008**
> **Form 10-KSB/A#2 for the Fiscal Year ended December 31, 2007**
> **Filed October 9, 2008**
> **File No. 000-32737**

Dear Ms. Persin:

We have completed our review of your filing and the related amendments and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief